Exhibit 11

Computation of basic and diluted earnings per share

Basic earnings per share of common stock is computed on the basis of the weighted average number of common stock shares outstanding adjusted for the 2001 three-for-two stock split and 2002 15% stock dividend. Diluted earnings per share of common stock is computed on the basis of the weighted average number of common shares outstanding plus the effect of the assumed conversion of outstanding stock options adjusted for the 2001 three-for-two stock split and 2002 15% stock dividend.

A reconciliation of the numerator and denominator used in the calculation of basic and diluted earnings per share of common stock is as follows (in thousands, except share and per share data):

	Three months ended September 30,

	2002	2001

Income (numerator):
Net income	$350	$279

Shares (denominator):
Weighted average number of common stock shares outstanding — basic	1,075,461	1,074,237
Dilutive effect of outstanding employee and director stock options	79,148	71,329

Weighted average number of common stock shares outstanding and assumed conversion — diluted	1,154,609	1,145,566

Basic earnings per share of common stock	$0.32	$0.26
Diluted earnings per share of common stock	$0.30	$0.24

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	Nine months ended September 30,

	2002	2001

Income (numerator):
Net income	$986	$939

Shares (denominator):
Weighted average number of common stock shares outstanding — basic	1,075,198	1,117,974
Dilutive effect of outstanding employee and director stock options	72,094	57,611

Weighted average number of common stock shares outstanding and assumed conversion — diluted	1,147,292	1,175,585

Basic earnings per share of common stock	$0.92	$0.84
Diluted earnings per share of common stock	$0.86	$0.80

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